UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K/A
(Amendment No. 1)
ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

Commission File Number: 0-16311

CHARTER ONE BANK, N.A..
RETIREMENT SAVINGS PLAN
(Full title of the plan)

CHARTER ONE FINANCIAL, INC.
(Name of issuer of the securities held pursuant to the plan)

1215 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive offices)

Explanatory Note

This Form 11-K/A amends and restates the Annual Report on Form 11-K filed June 25, 2004, to revise the report of the independent registered accounting firm to only make reference to their audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of the Charter One Bank, N.A. Retirement Savings Plan as of and for the years ended December 31, 2003 and 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARTER ONE BANK, N.A..
RETIREMENT SAVINGS PLAN

DATE: July 12, 2004

By: ______________________

Robert J. Vana, on behalf of its
Benefits Committee

Plan Financial Statements and Schedules.

Filed herewith are:

a) An audited statement of financial condition as of the end of the latest two fiscal years of the plan; and

b) An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

Exhibit 1. Consent of independent public accountants.

Exhibit 99.1 Certifications of the Plan Administrator pursuant to item 906 of the Sarbanes-Oxley Act of 2002

Charter One Bank Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedules for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, OH 44114-1303
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Charter One Bank
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Charter One Bank Retirement Savings Plan ("The Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2004

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003

	Participant Directed Funds	Non-Participant Directed Allocated ESOP Stock Fund	Total
Assets:			
Cash	$ 620,966	$ 390,681	$ 1,011,647
Investments at fair value:			
At quoted market prices:			
Charter One Financial, Inc. common stock	100,412,824	186,024,400	286,437,224
The American Funds Group:			
American Balanced Fund	21,839,001		21,839,001
Europacific Growth Fund	6,828,310		6,828,310
Growth Fund of America	2,986,340		2,986,340
Washington Mutual Investors Fund	17,146,765		17,146,765
AXP Funds Group:			
Cash Management Fund	20,633,974		20,633,974
New Dimensions Fund	7,773,963		7,773,963
S&P 500 Index Fund	20,568,627		20,568,627
Exeter Funds Group:			
Pro-Blend Moderate Term Fund	882,216		882,216
Pro-Blend Extended Term Fund	470,311		470,311
Pro-Blend Conservative Term Fund	308,170		308,170
PIMCO Funds Group:			
Long-Term U.S. Government Fund	1,944,046		1,944,046
Total Return Fund	9,678,327		9,678,327
AET Midcap Growth Fund II	10,996,277		10,996,277
Jennison Equity Opportunity Fund	1,309,349		1,309,349
Royce Low-Priced Stock Fund	2,762,964		2,762,964
At estimated fair value—participant loans	4,887,625		4,887,625
Total investments	231,429,089	186,024,400	417,453,489
Receivables:			
Employer contributions	593,489	6,405,808	6,999,297
Investment income	26,846		26,846
Total receivables	620,335	6,405,808	7,026,143
Net assets available for benefits	$ 232,670,390	$ 192,820,889	$ 425,491,279

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

	Participant Directed Funds	Non-Participant Directed Allocated ESOP Stock Fund	Total
Assets:			
Cash	$ 758,922	$ 29,999	$ 788,921
Investments at fair value:			
At quoted market prices:			
Charter One Financial, Inc. common stock	72,498,994	163,337,388	235,836,382
The American Funds Group:			
American Balanced Fund	17,466,194		17,466,194
EuroPacific Growth Fund	4,315,576		4,315,576
Washington Mutual Investors Fund	12,888,821		12,888,821
Growth Fund of America	602,068		602,068
PIMCO Long-Term U.S. Government Fund	2,041,264		2,041,264
Prudential Jennison Equity Opportunity Fund	434,485		434,485
At estimated fair value—participant loans	4,089,893		4,089,893
Total investments	114,337,295	163,337,388	277,674,683
Receivables:			
Estimated amount receivable from Charter Bank Retirement Savings Plan	1,350,000		1,350,000
Employee contributions	457,431		457,431
Employer contributions	589,964	6,143,364	6,733,328
Investment income	9,984	430	10,414
Due from broker for securities sold	61,130,048		61,130,048
Total receivables	63,537,427	6,143,794	69,681,221
Total assets	178,633,644	169,511,181	348,144,825
Liabilities—due to broker for securities purchased	5,341		5,341
Net assets available for benefits	$ 178,628,303	$ 169,511,181	$ 348,139,484

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

	Participant Directed Funds	Non-Participant Directed Allocated ESOP Stock Fund	Total
Additions to net assets:			
Contributions:			
Employee	$ 16,809,955	$ -	$ 16,809,955
Employer	3,124,417	9,305,052	12,429,469
Other		2,925	2,925
Total contributions	19,934,372	9,307,977	29,242,349
Investment income:			
Interest and dividends	5,015,937	5,351,467	10,367,404
Net appreciation in the fair value of investments:			
Charter One Financial, Inc. common stock	17,032,961	31,051,527	48,084,488
Investment funds	16,121,500		16,121,500
Total investment income	38,170,398	36,402,994	74,573,392
Total additions	58,104,770	45,710,971	103,815,741
Deductions from net assets—benefits to participants	17,156,056	11,610,305	28,766,361
Net increase before transfers	40,948,714	34,100,666	75,049,380
Transfers in (out)—between investment funds—including loans made and repaid	10,760,959	(10,760,959)	
Transfers from other plans:			
Difference between estimated and actual amount transferred from Charter Bank Retirement Savings Plan	30,094		30,094
Amount transferred from Advance Bancorp 401(k) Profit Sharing Plan	2,273,551		2,273,551
Other	28,769	(29,999)	(1,230)
Total transfers in (out)	13,093,373	(10,790,958)	2,302,415
Increase in net assets available for benefits	54,042,087	23,309,708	77,351,795
Net assets available for benefits:			
Beginning of year	178,628,303	169,511,181	348,139,484
End of year	$232,670,390	$192,820,889	$425,491,279

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	Participant Directed Funds	Non-Participant Directed: Allocated ESOP Stock Fund	Non-Participant Directed: Unallocated ESOP Stock Fund	Total
Additions to net assets:				
Contributions:				
Employee	$ 15,227,149	$ -	$ -	$ 15,227,149
Employer	589,964	7,443,364	365,833	8,399,161
Total contributions	15,817,113	7,443,364	365,833	23,626,310
Investment income (loss):				
Interest and dividends	2,375,786	4,886,123	24,423	7,286,332
Net appreciation (depreciation) in the fair value of investments:				
Charter One Financial, Inc. common stock	8,356,814	18,285,374	404,201	27,046,389
Investment funds	(13,707,820)			(13,707,820)
Total investment income (loss)	(2,975,220)	23,171,497	428,624	20,624,901
Total additions	12,841,893	30,614,861	794,457	44,251,211
Deductions from net assets:				
Benefits to participants	23,181,191	19,043,090		42,224,281
Interest expense			2,906	2,906
Other	14,865	185		15,050
Total deductions	23,196,056	19,043,275	2,906	42,242,237
Net increase (decrease) before allocations and transfers	(10,354,163)	11,571,586	791,551	2,008,974
Allocation of Charter One Financial, Inc. common stock—at fair value		3,719,623	(3,719,623)	
Transfers in (out)—between investment funds—including loans made and repaid	3,463,634	(3,463,634)		
Transfers from other plans:				
Difference between estimated and actual amount transferred from Liberty Federal Bank 401(k) Savings Plan	(98,891)			(98,891)
Estimated amount receivable from Charter Bank Retirement Savings Plan	1,350,000			1,350,000
Total transfers in (out)	4,714,743	(3,463,634)		1,251,109
Increase (decrease) in net assets available for benefits	(5,639,420)	11,827,575	(2,928,072)	3,260,083
Net assets available for benefits:				
Beginning of year	184,267,723	157,683,606	2,928,072	344,879,401
End of year	$178,628,303	$169,511,181	$ -	$348,139,484

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Charter One Bank Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution employee stock ownership plan with a contributory 401(k) feature and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is for the exclusive benefit of employees to encourage and assist them in adopting a regular savings program and to provide additional security upon retirement. Charter One Bank, N.A. (the "Bank"), a wholly-owned subsidiary of Charter One Financial, Inc. ("Charter One"), is the Plan sponsor. The Plan is subject to the provisions of ERISA. Prior to 2003, Key Trust Company of Ohio, N.A. ("Key Trust") was trustee and recordkeeper. Effective January 1, 2003, American Express Trust Company ("American Express") and American Express Retirement Services were appointed trustee and recordkeeper, respectively, for the Plan.

The Plan is authorized to borrow money to purchase shares of Charter One common stock. Prior to 2003, shares acquired with the proceeds from any such loans ("ESOP Loans") were initially maintained in a suspense fund ("Unallocated ESOP Stock Fund") and served as collateral for the ESOP Loans. As debt service payments were made on the ESOP Loans, shares of stock were released from the Unallocated ESOP Stock Fund and were made available for allocation to participants in accordance with the provisions of the Plan. In conjunction with the repayment of the ESOP Loans in 2002, the remaining assets of the Unallocated ESOP Stock Fund were transferred to the Allocated ESOP Stock Fund.

Administration—A Committee (the "Committee") appointed by the Board of Directors of Charter One administers the Plan. The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by American Express Trust Company.

Eligibility—Employees who are not leased employees are eligible to participate in the Plan on the first day of the month following 30 days of consecutive service. The 30 day service requirement was eliminated effective January 1, 2004.

On May 24, 2002, Charter National Bancorp, Inc. was merged into Charter One. Participation in the Charter Bank Retirement Savings Plan (the "Charter Plan") was frozen on July 31, 2002. For purposes of eligibility, participation and vesting in the Plan, the continuing former employees of Charter National Bancorp, Inc. and its subsidiaries ("Charter National") received past service credit for their employment with Charter National. Approximately 80 of the continuing, former employees of Charter National met the eligibility requirements of the Plan on August 1, 2002 and became participants in the Plan on that date. The Charter Plan was merged into the Plan in 2003 pursuant to a resolution adopted by the Compensation Committee of the Board of Directors of the Bank in 2002.

On May 30, 2003 (the "Merger Date"), Advance Bancorp, Inc. and subsidiaries ("Advance") were merged into Charter One. Advance Bancorp, Inc. is the holding company of Advance Bank that was merged into the Bank on July 11, 2003. Charter One froze participation in the Advance 401(k) Profit Sharing Plan (the "Advance Plan") on June 30, 2003. All Advance Plan accounts became 100% vested as of the Merger Date and employees of Advance who became continuing employees of Charter One or its subsidiaries were provided the opportunity to participate in the Plan and receive past service credit for their employment with Advance. Approximately 230 continuing employees became eligible to participate in the Plan on July 1, 2003. The Advance Plan was merged into the Plan effective November 1, 2003, with assets of $2,273,551 being transferred into the Plan on November 3, 2003.

Contributions—The Plan provides, effective January 1, 2003, that participating "non-highly compensated" employees can elect to enter into a salary reduction agreement with the Bank (the "Employer"), thereby contributing on a before-tax basis to their Salary Deferral Accounts from 1 to 25% of their compensation, as defined in the Plan, subject to certain provisions of the Internal Revenue Code. "Highly compensated" employees can contribute from 1% to 15% of their compensation. The Employer Matching Contribution is 50% of the first 9% of an eligible participant's contribution. Prior to 2003, participants could elect to contribute from 1% to 12% of their compensation to the Plan subject to certain limitations.

The Employer may elect to make additional discretionary contributions. All eligible participants as of the last business day of the Plan year are allocated Employer ESOP Contributions, which may consist of: (1) shares of Charter One common stock ("Charter One Stock") released as a result of ESOP Loan payments, excluding shares used for Employer Matching Contributions; (2) any discretionary Employer contributions; and, (3) at the election of the Committee, eligible amounts forfeited from terminated participant nonvested account balances not used to offset employer contributions. Employer contributions are required, to the extent necessary, to pay debt service on any ESOP Loan.

Shares of Charter One Stock released as a result of debt service on the ESOP Loan are first used to fund the Employer Matching Contributions, which are credited to the accounts of eligible participants as of the last day of each calendar quarter. Any released shares remaining at the end of the Plan year become part of the Employer ESOP Contribution. The ESOP Loan was paid in full in February 2002 and the last of the released shares were used to fund part of the third quarter 2002 Employer Matching Contributions. When the Employer Matching Contributions' obligation cannot be satisfied with the use of released shares, the Employer may make the required contribution in the form of cash and/or shares of Charter One Stock. Employer Matching Contributions and/or Employer ESOP Contributions in the form of cash are used to purchase shares of the Charter One Stock Fund and/or the Charter One ESOP Stock Fund and are allocated to eligible participants' accounts in the Plan. Cash contributed to satisfy Employer Matching Contributions for the years ended December 31, 2003 and 2002 totaled $6,943,171 and $2,447,396, respectively. In 2002, $3,953,001 of the Employer Matching Contributions was funded through the release of Charter One Stock shares resulting from debt service on the ESOP loan. Forfeitures of $1,500,000 were used to reduce the cash required for the ESOP Contribution from $7,180,430 to $5,680,430 for the year ended December 31, 2003.

Participant Accounts—Separate individual accounts are established for each participant under the Plan. Participant accounts are credited with employee contributions, related Employer Matching Contributions and an allocation of: (1) Employer ESOP Contributions, which are allocated among eligible participants in proportion to their compensation, as defined in the Plan document, (2) Plan investment earnings and losses, based on participant account balances in the various funds, (3) contributions and earnings thereon rolled over or transferred from other retirement plans, (4) shares of Charter One Stock released as a result of ESOP Loan payments and allocated in proportion to eligible compensation, and (5) forfeitures of terminated participants' nonvested account balances that are not utilized to reduce Employer contributions and are also allocated in proportion to eligible compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Participants are immediately vested in the participant accounts established under the Plan for their voluntary contributions, plus actual earnings thereon. Vesting in other participant accounts depends upon the type of participant account and is generally based on the participant's period of employment with the Employer, as defined in the Plan. Participants who are not fully vested under the terms of the Plan generally vest at the rate of 20% per year of qualified service.

Full vesting is also achieved upon (1) the attainment of age 65 of an active participant, (2) the death or permanent and total disability of an active participant, (3) termination of employment under the Company's Involuntary Separation Program, or (4) involuntary termination of employment (other than for cause) both (a) within two years following a change in control of the Bank or Charter One (see Note 7) and (b) in connection with such change of control, as determined by the Committee.

Forfeited Accounts—The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. If terminated participants who were not fully vested are rehired by the Employer within a five-year period, any amounts previously forfeited would be recredited to their accounts if they return to the Plan and recontribute the amount of Employer contributions previously distributed to them within a specified time frame. Any remaining forfeitures can be used to reduce Employer contributions, become part of the Employer ESOP Contribution or be used to pay plan and/or trust expenses.

Funds—The Plan provides for the establishment of a variety of investment options for its participants. These investment options are classified in the accompanying financial statements as either participant directed investment funds or non-participant directed funds (Allocated ESOP Stock Fund and, prior to 2003, the Unallocated ESOP Stock Fund), under which the Plan's assets, liabilities, and participant account balances are segregated.

American Express Trust Company ("American Express") replaced Key Trust as the trustee of the Plan on January 1, 2003. On December 31, 2002, Key Trust liquidated assets in six of the thirteen participant directed investment funds and the proceeds (recorded as either cash or a receivable due from the broker for securities sold) were transferred to American Express on January 2, 2003 where they were deposited into replacement investment funds with similar goals and objectives. The participant directed investment options offered under the 401(k) provisions of the Plan in 2002 and 2003 consisted of the following:

Money Market Funds—In 2002, the Plan's money market investment option consisted of KeyBank's EB Money Market Fund. The Plan's investment in this fund was liquidated on December 31, 2002 by Key Trust, transferred to American Express and invested in the AXP Cash Management Fund (Class Y shares). The AXP Cash Management Fund invests in commercial paper, negotiable certificates of deposit, time deposits and debt obligations consisting of marketable securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The AXP Cash Management Fund seeks to provide maximum current income consistent with liquidity and stability of principal.

Fixed Income Funds—In 2002, the Plan's fixed income investment option consisted of The American Funds Group, Bond Fund of America (Class A Shares). The assets of this fund were liquidated on December 31, 2002 by Key Trust, transferred to American Express and invested in the PIMCO Total Return Fund (Administrative Class). The PIMCO Total Return Fund focuses on investing in intermediate maturity, fixed income securities, including U.S. government and corporate bond securities and mortgage and asset-backed securities. The PIMCO Total Return Fund seeks maximum total return, investing for both current income and capital appreciation, consistent with preservation of capital.

In both 2003 and 2002, participants were also given the option to invest in the PIMCO Long-Term U.S. Government Fund (Class A Shares), a mutual fund which invests primarily in U.S. government securities with a minimum portfolio duration of eight years, corporate bonds, mortgage and asset backed securities, variable-rate securities, futures and option contracts and cash equivalents, which are expected by the fund manager to provide total returns consistent with preservation of capital.

Balanced Investment Fund—In both 2003 and 2002, participants were provided the opportunity to invest in The American Funds Group, American Balanced Fund (Class A Shares), a mutual fund which invests primarily in stocks, bonds and cash instruments, which are expected by the fund manager to provide capital preservation, current income and long-term growth of capital.

Small Cap Equity Funds—In 2002, the Plan's small capitalization investment option consisted of the Goldman Sachs Small Cap Value Fund (Class A Shares). The assets of this fund were liquidated on December 31, 2002 by Key Trust, transferred to American Express and invested in the Royce Low-Priced Stock Fund (Investment Class). The Royce Low-Priced Stock Fund invests primarily in small and micro-cap companies whose average cost per share in the fund's portfolio is less than $20 and is intended for investors who have a long-term investment horizon of at least three years.

Mid Cap Equity Funds— In 2002, the Plan's medium capitalization investment option consisted of the Fidelity Advisor Mid Cap Fund (Class T Shares). The assets of this fund were liquidated on December 31, 2002 by Key Trust, transferred to American Express and invested in the American Express Trust ("AET") MidCap Growth Fund II. The American Express Trust MidCap Growth Fund II emphasizes investing in growth stocks (as determined by the fund manager) of medium-sized companies to achieve its objective of long-term capital appreciation.

In both 2003 and 2002, participants were also given the opportunity to invest in the Jennison Equity Opportunity Fund (Class A Shares), a mutual fund that invests primarily in common stocks expected by the fund manager to provide growth prospects as well as current income.

Large Cap Equity Funds—In 2002, the Plan's large capitalization equity fund investment options consisted of KeyBank's EB Equity Index Fund and the Fidelity Magellan Fund. The assets of these funds were liquidated on December 31, 2002 by Key Trust, transferred to American Express and invested in the AXP S&P 500 Index Fund (Class E) and AXP New Dimensions Fund (Class Y), respectively. The AXP S&P 500 Index Fund invests in the common stocks of the companies represented in the S&P 500 Index. Each stock is purchased and held according to its weighting within the index to create sector/industry weights in the same proportion as the index. The AXP S&P 500 Index Fund's goal is to achieve a rate of return as close as possible to the return of the S&P 500 Index, an unmanaged index. The AXP New Dimensions Fund seeks long-term growth of capital by investing in a portfolio of primarily domestic stocks with significant growth potential due to superiority in technology, marketing or management.

In both 2003 and 2002, participants in the Plan were also given the opportunity to invest in: (1) the American Funds Group, Washington Mutual Investors Fund (Class A Shares), a mutual fund which invests primarily in common stock of companies that are expected by the fund manager to provide current income and an opportunity for growth of principal and (2) the American Funds Group, Growth Fund of America (Class A Shares), a mutual fund which primarily invests in common stocks and convertible securities of domestic and foreign issuers expected by the fund manager to provide capital growth.

Lifestyle Funds—In 2003, participants were given the opportunity to invest in the following three distinct Exeter funds: the Pro-Blend Conservative Term Fund (Class A shares) which invests in a conservative mix of stocks, bonds and cash to attempt to achieve protection of capital while generating income, the Pro-Blend Moderate Term Fund (Class A shares) which invests in a moderately conservative mix of stocks, bonds and cash to attempt to achieve both growth and preservation of capital in order to generate a more stable rate of growth relative to an investment in the stock market, the Pro-Blend Extended Term Fund (Class A shares) which invests in a growth-oriented mix of stocks, bonds and cash to attempt to obtain long-term growth of capital with an important secondary goal of reducing market volatility.

International Equity Fund—In both 2003 and 2002, participants of the Plan were given the opportunity to invest in the American Funds Group, EuroPacific Growth Fund (Class A Shares), a mutual fund which invests primarily in stocks of companies domiciled in Europe or the Pacific Basin and cash instruments that are expected by the fund manager to provide long-term growth of capital.

Company Stock Fund—This investment option consists of shares of Charter One Stock. A small money market position is also maintained in this fund.

Participants specify the desired allocation of their own contributions and any earnings thereon to the various investment options noted above. Participants also specify the desired allocation of certain Employer contributions and related investment earnings. Participants can make investment changes on a daily basis.

Net investment income is allocated to participants' accounts on a daily basis based on the income attributable to the assets held in their respective accounts.

The Plan also provides for two non-participant directed ESOP Funds as follows.

Allocated ESOP Stock Fund—The assets of this fund are shares of Charter One Stock. A small money market position is also maintained in this fund. Participants who are active employees, attained the age of 55, and, in some cases, completed five years of employment may make a diversification election at least once each calendar quarter to: (1) sell any or all vested shares of Charter One Stock in this fund and to invest the proceeds in any of the investment funds offered under the 401(k) feature of the Plan or (2) take an immediate distribution in the form of cash or Charter One Stock. All participants may direct that the Charter One Stock in certain of their accounts under the Plan be sold and the proceeds reinvested in any or all of the investment funds offered under the 401(k) provisions of the Plan.

Unallocated ESOP Fund – This fund was credited with shares of Charter One Stock acquired with the proceeds of the ESOP Loan (see Note 3). A small money market position was also generally maintained in this fund. As debt service payments were made on the ESOP Loan, shares of stock were subsequently transferred to the Allocated ESOP Stock Fund and credited to the accounts of eligible participants. This fund had no assets or liabilities after February 28, 2002 when the ESOP Loan was repaid and the remaining shares of Charter One Stock were released to the Allocated ESOP Stock Fund.

In January 2002, the Plan was amended to allow participants to elect to have cash dividends on Charter One Stock which were credited to their accounts subsequent to December 31, 2000, either (1) distributed to them no later than 90 days after the Plan year end in which the dividends were paid or (2) remain in the Plan and be reinvested therein.

Payment of Benefits—Vested benefits are payable upon the participant's death, a determination of disability, as defined in the Plan, or other termination of employment. Various forms of distributions are available under the Plan and minimum distributions are required in certain circumstances For example, payments of vested benefits to terminated employees must commence at age 70-1/2. Participants can withdraw their after-tax contributions and accumulated earnings thereon at any time, subject to certain minimum withdrawals. Participants who have attained the age of 65 and are still employed by the Bank can request an in-service withdrawal of any or all of their account balances. Participants can request an in-service withdrawal of any or all of the vested portion of their accounts, except for their ESOP account, at any time if they have attained age 59-1/2.

Participants who have encountered a financial hardship, as defined in the Plan, can request an in-service withdrawal of the vested portion of certain of their accounts as described in the Plan document. Participants who are active employees, have attained the age of 55, and have, in some cases, completed five years of employment may make a diversification election to: (1) sell any or all vested shares of Charter One Stock in their ESOP accounts and immediately withdraw the proceeds or (2) immediately receive any or all such vested shares in the form of Charter One Stock.

Loans to Participants—Except for their ESOP accounts, participants may borrow up to 50% of the vested interest in their accounts under the Plan, not to exceed $50,000. Each participant is restricted to one outstanding loan at a time. The minimum loan amount is $1,000.

The fixed interest rate charged on the loans is equal to the prime rate (as defined) at the time of the loan origination plus 1%. Participant loans are accounted for as a transfer from the participant directed accounts into a Loan Fund. Loan payments are generally made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan. Principal and interest payments on the loans are initially credited to the Loan Fund and then transferred into the participants' directed investment funds based on their current investment allocation election.

Voting Rights—The trustee votes all allocated shares of Charter One Stock in the participants' accounts in accordance with the direction of the participants. If voting instructions on allocated shares are not received, the trustee, in its sole discretion, votes the shares. Shares held as collateral in the Unallocated ESOP Stock Fund, if any, are voted by the trustee in the same proportion as the votes cast on allocated shares held by participants who are employees of the Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared using the accrual basis of accounting.

Distributions to Participants—Distributions to participants are recorded when paid. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $0 and $390,000 at December 31, 2003 and 2002, respectively.

Valuation of Investments—Investments in Charter One Stock are stated at fair value as measured by quoted market prices in an active market. Other investment funds are stated at values determined by the trustee, based on the market values of the underlying assets of the fund. Participant loans are stated at cost, which approximates fair value.

Expense—Fees and expenses incurred to manage and maintain the participant directed investment funds were charged at the investment fund level and were netted against investment income, except for the Company Stock Fund and ESOP Stock Fund for which there is no fee. The Employer pays other costs of administering the Plan.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Reclassifications— Investment management fees of $79,329 were reclassed as a reduction of interest and dividends in the 2002 financial statements to conform to the presentation for 2003.

3. NOTE PAYABLE

The Plan's ESOP Loan was repaid on February 28, 2002 and no ESOP Loans were outstanding at December 31, 2003 or 2002.

4. EMPLOYER STOCK

The Plan held 8,290,513 and 8,208,715 shares of Charter One Stock at December 31, 2003 and December 31, 2002, respectively. The market value of Charter One Stock was $34.55 per share at December 31, 2003 and $28.73 at December 31, 2002 (see Note 7).

5. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Employer has the right under the Plan agreement to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, each Participant would become fully vested in his or her account balance as of such date, to the extent funded.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated March 13, 2003 that the Plan, as amended and restated as of January 1, 2001, is qualified and the trust established under the Plan is tax-exempt under the appropriate section of the Internal Revenue Code (the "Code"). The Plan has been amended since requesting the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Code.

7. SUBSEQUENT EVENT

On May 4, 2004, Citizens Financial Group, Inc. ("Citizens"), a subsidiary of The Royal Bank of Scotland Group plc, and Charter One announced that they had reached an agreement under which Citizens would acquire all of the outstanding shares of Charter One Stock (including the shares included in the Plan) in return for a cash payment equal to $44.50 per share, or approximately $10.5 billion in total. The closing of the transaction is subject to regulatory approval and certain other closing conditions. The impact of the transaction on the continuation of the Plan has not been determined.

* * * * * *

SUPPLEMENTAL SCHEDULES

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0150247—PLAN NO. 011
DECEMBER 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Charter One Financial, Inc.	8,290,513 shares of common stock	$240,324,206	$286,437,224
	The American Funds Group	1,263,438 units of American Balanced Fund	18,458,827	21,839,001
	The American Funds Group	226,014 units of EuroPacific Growth Fund	5,422,074	6,828,310
	The American Funds Group	595,841 units of Washington Mutual Investors Fund	14,192,929	17,146,765
	The American Funds Group	121,715 units of Growth Fund of America	2,584,018	2,986,340
	AXP Funds Group	20,633,974 units of Cash Management Fund	20,633,974	20,633,974
	AXP Funds Group	325,568 units of New Dimensions Fund	6,556,930	7,773,963
	AXP Funds Group	4,761,678 units of S&P 500 Index Fund	16,999,190	20,568,627
	Exeter Funds Group	77,930 units of Pro-Blend Moderate Term Fund	858,008	882,216
	Exeter Funds Group	34,391 units of Pro-Blend Extended Term Fund	446,742	470,311
	Exeter Funds Group	27,556 units of Pro-Blend Conservative Term Fund	310,832	308,170
	PIMCO	179,596 units of Long Term U.S. Government Fund	2,002,496	1,944,046
	PIMCO	903,843 units of Total Return Fund	9,634,959	9,678,327
	AET	702,252 units of Midcap Growth II Fund	9,248,653	10,996,277
	Jennison	80,258 units of Equity Opportunity Fund	1,082,679	1,309,349
	Royce	197,564 units of Low-Priced Stock Fund	2,220,616	2,762,964
*	Loans to participants	Interest rates of 5.0% to 11.5% with maturity dates through 2018	4,887,625	4,887,625
		Total	$355,864,758	$417,453,489

* Party-in-interest.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 34-0150247—PLAN NO. 011
YEAR ENDED DECEMBER 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transactions	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(I) Net Gain Loss
Single Transactions								
American Express	AXP Cash Management Fund	$21,889,619	$			$21,889,619	$21,889,619	N/A
Series Transactions								
American Express	AXP Cash Management Fund	29,568,478				29,568,478	29,568,478	N/A
American Express	AXP Cash Management Fund		8,934,496			8,934,496	8,934,496	None

EXHIBIT 1

Consent of independent public accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70007 of Charter One Financial, Inc. on Form S-8 of our report dated June 11, 2004, appearing in this Amended Annual Report on Form 11-K of Charter One Bank Retirement Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Cleveland, Ohio
June 25, 2004

EXHIBIT 99.1

CERTIFICATION

The undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Charter One Financial, Inc. (the "Registrant"), that, to his knowledge, the Annual Report for The Charter One Bank Retirement Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2003, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

Date: June 24, 2004

G. Michael Bourgon
Senior Vice President and Plan Administrator